Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)
Eldorado Gold Corporation (the “Company) follows generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from those applicable in the United States (US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. The interim consolidated financial statements of the Company as at September 30, 2008 and for the nine-month periods ended September 30, 2008 and 2007 have been prepared in accordance with Canadian GAAP for interim financial reporting and reflect all adjustments which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. Such principles differ in certain respects from US GAAP. The material differences between Canadian GAAP and US GAAP with respect to the Company’s interim consolidated financial statements are as follows:
Had the Company followed US GAAP, certain items on the unaudited statements of operations and deficit, balance sheets and cash flows would have been reported as follows:

	Nine months ended
	September 30,	September 30,
	2008	2007
	$	$
Statement of operations
Net income reported under Canadian GAAP	62,932	44,526
Add (deduct) items subject to US GAAP
Exploration costs (a)	—	(7,585)
Capitalized interest expense (g)	1,283	924
Depreciation on capitalized interest (g)	(373)	(149)
Bonus cash awards units (h)	(40)	—
Deferred start-up costs and revenues (b)	(771)	2,055
Unrealized gain (loss) on derivative contracts (c)	—	873
Future income taxes (d)	(782)	647

Net income	62,249	41,291
Other comprehensive loss for the period	(9,035)	(336)

Comprehensive income under US GAAP	53,214	40,955

Net basic and diluted earnings per share — US GAAP	0.18	0.12

	Nine months ended
	September 30,	September 30,
	2008	2007
	$	$
Accumulated other comprehensive income (loss) under US GAAP
Beginning of period	214	275
Net unrealized loss on investments (f)	(9,035)	(336)

End of period	(8,821)	(61)

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)

	September 30,	December 31,
	2008	2007
	$	$

Assets
Total assets reported under Canadian GAAP	844,074	591,742
Exploration costs (a)	(28,771)	(28,771)
Future income taxes (d)	479	1,261
Deferred start-up costs and revenues (b)	—	771
Capitalized interest expense – net (g)	4,307	3,397

Total assets under US GAAP	820,089	568,400

Liabilities
Total liabilities reported under Canadian GAAP	163,726	142,563
Bonus cash awards units (h)	425	385

Total liabilities under US GAAP	164,151	142,948

Non-controlling interest under Canadian and US GAAP	5,397	—

Shareholders’ equity
Shareholders’ equity reported under Canadian GAAP	674,951	449,179
Cumulative adjustments to shareholders’ equity
Exploration costs (a)	(28,771)	(28,771)
Future income taxes (d)	479	1,261
Deferred start-up costs and revenues (b)	—	771
Bonus cash awards units (h)	(425)	(385)
Interest expense capitalized – net (g)	4,307	3,397

Shareholders’ equity under US GAAP	650,541	425,452

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)

	Nine months ended
	September 30,	September 30,
	2008	2007
	$	$

Cash flows (used in) generated from:

Operating activities under Canadian GAAP	88,077	58,097
Exploration costs (a)	—	(7,585)
Deferred start-up costs and revenues (b)	—	5,159
Capitalized interest expense (g)	1,283	924

Operating activities under US GAAP	89,360	56,595

Investing activities under Canadian GAAP	(58,771)	(65,247)
Exploration costs (a)	—	7,585
Deferred start-up costs and revenues (b)	—	(5,159)
Capitalized interest expense (g)	(1,283)	(924)

Investing activities under US GAAP	(60,054)	(63,745)

Financing activities under Canadian and US GAAP	(23,753)	4,078

Net increase (decrease) in cash and cash equivalents	5,553	(3,072)
Cash and cash equivalents – beginning of period	46,014	59,967

Cash and cash equivalents – end of period	51,567	56,895

Measurement differences
A description of the material measurement differences between Canadian GAAP and US GAAP is as follows:
(a)	Exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2(i) to our consolidated financial statements for the year ended December 31, 2007. For US GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred until completion of a positive feasibility study, after which exploration and development costs are capitalized.

(b)	Deferred Start-up costs and revenues

US GAAP requires that operating profits and losses from newly commissioned operations be recorded at the time the first product is shipped. Canadian GAAP records revenues and operating expenses from the date commercial production commences. Under Canadian GAAP deferred start-up costs and revenues are amortized over the life of the project.

(c)	Derivative contracts

Under US GAAP, SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in income of the current period unless specific hedge accounting criteria are met. Commencing January 1, 2007, under Canadian GAAP, the Company adopted the new Canadian financial instrument standard as disclosed in note 3 to our consolidated financial statements for the year ended December 31, 2007. As a result of this, there are no continuing differences with respect to derivatives.

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)
(d)	Future income taxes

Under US GAAP, the Company would record a reduction of $782 (2007 – increase of $647) in future income tax assets, related to the reconciliation items described under items (a), (b) and (g) of this note.

(e)	FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109), by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effect(s) of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

The Company adopted FIN 48 as of January 1, 2007. As a result of this adoption, the Company did not recognize any further increases or decreases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2007.

As at December 31, 2007, the Company had $10,034 unrecognized tax benefits. If recognized, none of the unrecognized tax benefits would affect the effective tax rate. There were no material changes in the unrecognized tax benefits in the first nine months of 2008.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is subject to taxes in Canada, Brazil, China and Turkey. The tax years that remain subject to examination as of December 31, 2007 for these jurisdictions are:

Canada	2001 to the present
Brazil	2003 to the present
China	2007 to the present
Turkey	2003 to the present
(f)	Investments

Under US GAAP, marketable securities are classified as “held to maturity”, “held for trading”, or “available-for-sale” in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115”). Certain securities held by the Company would be classified as “available for sale” under FAS 115 and would be recorded at market value, with any unrealized gain or loss recorded in other comprehensive income.

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)
Under Canadian GAAP prior to January 1, 2007, the company carried its investments in public companies at cost, less provision for other than temporary declines in value. Effective January 1, 2007, with the adoption of the new Canadian financial instrument standards the company designates these investments as available for sale and carries them at fair value with unrealized gains or losses recorded in other comprehensive income.

(g)	Interest expense

Under Canadian GAAP, where the Company has secured debt financing to finance the cost of specific projects, interest is capitalized on the related construction and development project until the project begins commercial operation or development ceases, at which time the interest is charged to operations. Under US GAAP, interest is capitalized on an interest avoidance basis. Under this method, regardless of the application of the loan proceeds, any interest incurred is capitalized to the cost of any development or construction project to the extent of the lesser of the interest cost incurred or the amount that can be attributed to the cost of any capital development or construction costs and any uncapitalized interest is charged to operations.

(h)	Bonus cash awards units

Under Canadian GAAP, bonus cash awards units are measured at the amount by which the quoted market value of the shares covered by the grant exceeds the share price at the date of grant. Under US GAAP, Statement 123 (R) requires that awards classified as liabilities be measured at fair value at each reporting date. The fair value is estimated using an option pricing model.
Additional disclosures
Additional disclosures required by US GAAP are as follows:
(a)	Inventories breakdown

	September 30,	December 31,
	2008	2007
	$	$
Ore Stockpiles	16,058	8,484
In-process inventory including doré	43,026	33,573
Materials and supplies	16,758	15,468

	75,842	57,525

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited – Expressed in thousands of U.S. dollars, unless otherwise stated)
(b)	Mineral interest breakdown

	September 30, 2008
		Accumulated
		depreciation,
		depletion and	Net book
	Cost	amortization	value
	$	$	$
Producing properties	402,888	54,638	348,250
Properties under development	267,041	138	266,903

	669,929	54,776	615,153
Other mineral interests	9,980	—	9,980

	679,909	54,776	625,133

	December 31, 2007
		Accumulated
		depreciation,
		depletion and	Net book
	Cost	amortization	value
	$	$	$
Producing properties	366,991	32,961	334,030
Properties under development	43,675	—	43,675
	410,666	32,961	377,705
Other mineral interests	—	—	—

	410,666	32,961	377,705

(c)	General and administrative expenses breakdown

	Nine months ended
	September 30,	September 30,
	2008	2007
	$	$
General and administrative expenses	19,243	13,870
Stock based compensation expense	4,796	3,926
Bonus cash award units expense	1,917	—

	25,956	17,796

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)
(d)	Adoption of new accounting pronouncements
(i)	Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) which provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on January 1, 2008 and did not have any effect on its overall financial condition and results of operations. Fair values as of September 30, 2008 were calculated as follows:

		Quoted Prices
		in Active	Significant
	Balance at	Markets for	Other	Significant
	September 30,	Identical	Observable	unobservable
	2008	Assets	Inputs	inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)

Financial Assets

Held for trading
Cash and cash equivalents	51,567	51,567	—	—
Restricted cash	43,300	43,300	—	—
Marketable securities	119	119	—	—
Accounts receivable and other (1)	1,172	—	—	1,172
Derivative contract (1)	739	—	739	—

Available for sale
Marketable securities	13,263	13,263	—	—

Financial Liabilities

Debt	35,529	—	—	35,529

(1)	Amounts for September 30, 2008 include financial assets and liabilities classified as held for sale.
SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

(ii)	Fair value option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. The Statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly the adoption of this standard has not impacted the Company’s financial condition and results of operations.
(e)	Recent United States accounting pronouncements
(i)	Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statement of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect any material impact on its financial position and results of operation with the adoption of this statement.

(ii)	Accounting for Convertible Debt Instruments

During May 2008 the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under Financial Accounting Standards No. 133, “Accounting for derivatives Instruments and Hedging Activities” (“FAS No. 133”). FSP No. APB 14-1 will require the liability and equity

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)
components of convertible debt instruments to be separately accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If a convertible debt instrument within the scope of FSP No. APB 14-1 is settled through the issuance of cash, stock, or any combination thereof, or if a modification or exchange of an instrument is accounted for as an extinguishment, an issuer will recognize separately the extinguishment of the liability component and the reacquisition of the equity component. Any difference between the settlement consideration attributed to the liability component and its carrying amount is recognized in the income statement as a gain or loss on debt extinguishment. Any difference between the consideration attributed to the equity component and its carrying amount is recognized in shareholders’ equity. FSP No. APB 14-1 is effective for financial statement issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company is evaluating what impact, if any, FSP No. APB 14-1 would have on its financial position of results of operations.

(iii)	Derivatives

During March 2008 the FASB issued Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133” (“FAS No. 161”). FAS No. 161 enhances the disclosure requirements under FAS No. 133 pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS No. 133, and how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently evaluating the potential impact on the Company’s derivative instrument disclosures of adopting this statement.

(iv)	Effective Date of FASB Statement No. 157

During February 2008 the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the potential impact of adopting this statement.

(v)	Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

Eldorado Gold Corporation
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the nine months ended September 30, 2008 and 2007
(Unaudited — Expressed in thousands of U.S. dollars, unless otherwise stated)
SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtaining control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

(vi)	Non-controlling interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (SFAS No. 160) which amends ARB 51 to establish new standards that will govern the accounting for and reporting of non controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Also, SFAS No. 160 requires that: (1) non controlling interest, previously referred to as minority interest, be reported as part of equity in the consolidated financial statements; (2) losses be allocated to the non controlling interest even when such allocation might result in a deficit balance, reducing the losses attributed to the controlling interest; (3) changes in ownership interests be treated as equity transactions if control is maintained; and, (4) upon a loss of control, any gain or loss on the interest sold be recognized in earnings. SFAS No. 160 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The Company is currently evaluating the effects, if any, that SFAS No. 160 may have on its financial condition and results of operations.